Securities and Exchange Commission
Washington, DC 20549

Schedule TO-T/A

Tender offer statement under section 14(d)(1) OR 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

Boston Financial Qualified Housing Tax Credits L.P. IV
(Name of Subject Company(issuer))

Anise, L.L.C. (offeror)
Christopher J. Garlich Trust
Christopher J. Garlich
Jose L. Evans
Denise Evans
(Names of Filing Persons (identifying status as
offeror, issuer or other person))

Units of Limited Partnership Interest
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)

Lathrop & Gage L.C.
Attn: Scott M. Herpich
2345 Grand Boulevard
Suite 2400
Kansas City, Missouri 64108
Telephone (816) 292-2000

(Name, address and telephone number of person
authorized to receive notices and communications
on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$1,634,000	$326.80
* Calculated as the product of the Units on which the Offer is made and the gross cash price per Unit.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount previously paid:	$326.80	Filing party:	Anise, L.L.C.
Form or registration no.:	SC TO-T	Date filed:	February 21, 2006

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on February 21, 2006, and amended on March 3, 2006, by Anise, L.L.C., a Missouri limited liability company (the “Purchaser”), relating to an offer (the “Offer”) by the Purchaser to purchase up to 9,500 Units of limited partnership interests of Boston Financial Qualified Housing Tax Credits L.P. IV, a Massachusetts limited partnership (the “Partnership”) at a cash purchase price of $172 per Unit, without interest, less the amount of Distributions (as defined in the Offer to Purchase (as defined below)) per Unit, if any, made to Unit holders by the Partnership after the date of the Offer, and less any transfer fees imposed by the Partnership for each transfer (the Purchaser believes the Partnership is currently charging $150 per trade) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 21, 2006, as it may be supplemented or amended from time to time (the “Offer to Purchase”), and the related Agreement of Transfer and Letter of Transmittal, as it may be supplemented or amended from time to time (the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”), copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase.

Item 1. Summary Term Sheet

Item 1 is amended and supplemented as follows.

(a) The first paragraph in the section entitled "SUMMARY OF THE OFFER" is deleted in its entirety and replaced with the following:

The purpose of the Offer is for the Purchaser to acquire an equity interest in the Partnership for investment purposes, and to acquire additional Units to remove the Partnership's current general partners and elect a successor general partner. Park G.P. ("Park"), an affiliate of the Purchaser, filed a filed a preliminary proxy statement in connection with a consent solicitation to remove the Partnership's current general partners and to elect Everest Housing Management, LLC, a California limited liability company as the successor general partner. Park and the Purchaser discuss potential investment opportunities from time to time and two of Park's managers are also managers of Anise. Park, the Purchaser, and other entities and individuals have formed a group in connection with the consent solicitation.

(b) The fifth bullet point under “RISK FACTORS” in the Offer to Purchase is amended by adding the following after the last sentence:

If the Partnership's transfer agent provides confirmation of transfer, the Purchaser will promptly pay for those Units. In the event the Partnership's transfer agent does not transfer the Units due to the General Partner's prohibition, the Purchaser will not be able to verify that the Unit Holder owns those units, and thus, may not make payment until that confirmation can be obtained.

(d) Subsection (e) under “DETAILS OF THE OFFER - 7. CONDITIONS OF THE OFFER” in the Offer to Purchase is deleted in its entirety and replaced with the following:

(e) the General Partner or the Partnership shall have stated or otherwise indicated that it intends to refuse to take any action that the Purchaser deems necessary, in the Purchaser's reasonable judgment, for the Purchaser to be the registered owner of the Units tendered and accepted for payment hereunder, with full voting rights, simultaneously with the consummation of the Offeror as soon thereafter as is permitted under the Partnership Agreement, in accordance with the Partnership Agreement as currently in existence and applicable law.

(e) Subsection (h) under “DETAILS OF THE OFFER - 7. CONDITIONS OF THE OFFER” in the Offer to Purchase is deleted in its entirety.

Item 4. Terms of the Transaction

Item 4 of the Schedule TO is supplemented and amended as follows:

The first, third, fourth and sixth paragraphs of the section entitled "FEDERAL INCOME TAX MATTERS" are deleted in their entirety and replaced with the following paragraphs, respectively:

The following summary is a discussion of the material federal income tax consequences of a sale of Units pursuant to the Offer. The summary is based on the Code, applicable Treasury regulations thereunder, administrative rulings, and judicial authority, all as of the date of the Offer. All of the foregoing is subject to change, and any such change could affect the continuing accuracy of this summary. This summary does not discuss all aspects of federal income taxation that may be relevant to a particular Unit Holder in light of such Unit Holder’s specific circumstances, nor does it describe any aspect of state, local, foreign or other tax laws. Sales of Units pursuant to the Offer may be taxable transactions under applicable state, local, foreign and other tax laws. UNIT HOLDERS SHOULD CONSULT THEIR RESPECTIVE TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THE UNIT HOLDER OF SELLING UNITS PURSUANT TO THE OFFER.

The gain or loss recognized by a Unit Holder on a sale of a Unit pursuant to the Offer generally will be treated as a capital gain or loss if the Unit was held by the Unit Holder as a capital asset. Gain with respect to Units held for more than one year will be taxed, for federal income tax purposes, at a maximum long-term capital gain rate of 15 percent. Gain with respect to Units held one year or less will be taxed at ordinary income rates. Depreciation recapture of previously deducted straight-line depreciation with respect to real property is taxed at a rate of 25 percent (assuming eligibility for long-term capital gain treatment). A portion of the gain realized by a Unit Holder with respect to a disposition of the Units may be subjected to this 25 percent rate to the extent that the gain is attributable to depreciation recapture inherent in the properties of the Partnership.

If any portion of the amount realized by a Unit Holder is attributable to such Unit Holder’s share of “unrealized receivables” or “inventory items” as defined in Code Section 751, a corresponding portion of such Unit Holder’s gain or loss will be treated as ordinary gain or loss. It is possible that the basis allocation rules of Code Section 751 may result in a Unit Holder’s recognizing ordinary income with respect to the portion of the Unit Holder’s amount realized on the sale of a Unit that is attributable to such items while recognizing a capital loss with respect to the remainder of the Unit.

Under Code Section 469, individuals, S corporations and certain closely-held corporations generally are able to deduct “passive activity losses” in any year only to the extent of the person’s passive activity income for that year. Substantially all losses of Unit Holders from the Partnership are passive activity losses. Unit Holders may have “suspended” passive activity losses from the Partnership (i.e., net taxable losses which have not been used to offset income from other passive activities).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2006	ANISE, L.L.C., a Missouri limited liability company

	By:	/s/ DeAnn Duffield
DeAnn Duffield, Manager

Christopher J. Garlich Trust

	By:	/s/ Christopher J. Garlich
Christopher J. Garlich Trustee

/s/ Christopher J. Garlich
Christopher J. Garlich

/s/ Jose L. Evans
Jose L. Evans

/s/ Denise Evans
Denise Evans